UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________
FORM 6-K
_______________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 _______________________________________________
For the month of February 2020
Commission File Number: 001-37669
_______________________________________________
Nomad Foods Limited
(Translation of registrant’s name in English)

_______________________________________________
No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Investor Presentation

The management of Nomad Foods Limited (the “Company”) will be presenting at an investor conference today, February 19, 2020. A copy of each of the press release and the investor presentation is furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K. The investor presentation includes preliminary unaudited earnings results for the fourth quarter and year ended December 31, 2019. These preliminary results are based on management’s initial analysis of operations for the year ended December 31, 2019. The Company expects to issue full financial results for the fourth quarter and year ended December 31, 2019 in February 2020.

Forward Looking Statements: The financial information set forth in this Report reflects the Company’s current preliminary estimates, is subject to the completion of its audit process, and is subject to change. The Company’s full fourth quarter and year 2019 results could differ materially from the preliminary estimates provided in this Report. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly release the results of any revision or update of the forward-looking statements, except as required by the law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: February 19, 2020

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on February 19, 2020
99.2	Nomad Foods Limited CAGNY Presentation